Exhibit (b)(1)

PERSONAL AND CONFIDENTIAL

March 27, 2009

Quantum Corporation

1650 Technology Drive, Suite 800

San Jose, CA 95110

Attn: Jon W. Gacek, Executive Vice President and Chief Financial Officer

Dear Jon:

You have informed EMC Corporation (together with its subsidiaries, “EMC”) that Quantum Corporation (the “Company”) intends to refinance up to $142 million aggregate principal amount of its 4.375% convertible subordinated notes due August 1, 2010 (the “Existing Notes”). You have also informed EMC that such refinancing is permitted under the Company’s Senior Secured Credit Agreement dated as of July 12, 2007, among the Company, as the borrower, Credit Suisse, as the administrative agent and collateral agent, and the lenders party thereto (the “Existing Senior Secured Credit Agreement”) so long as the refinancing is accomplished with the proceeds of Permitted Refinancing Indebtedness (as defined in the Existing Senior Secured Credit Agreement). In connection with such refinancing, you have requested that EMC provide a term loan in the principal amount of up to $100 million.

We are pleased to confirm the commitment of EMC International Company, an entity organized under the laws of the Republic of Ireland having its principal place of business in Bermuda and an indirect wholly owned subsidiary of EMC Corporation (“EMC International”), to establish a term loan credit facility of up to $100 million (the “Term Facility”) on the terms and conditions set forth herein and on Annexes A, B and C hereto (collectively, the “Commitment Letter”). The proceeds of the Term Facility will be used exclusively to refinance the Existing Notes.

EMC International’s commitment is subject, in its discretion, to the following conditions precedent: (i) there shall not have been, since the date of the most recent audited financial statements furnished by the Company to EMC, any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries, (ii) the negotiation, execution and delivery of appropriate loan documents relating to the Term Facility in form and substance mutually acceptable to both EMC and the Company including, without limitation, a credit agreement, guaranties, opinions of counsel customary for transactions of this type and other related definitive documents (collectively, the “Loan Documents”), to be based upon and substantially consistent with the terms set forth in this Commitment Letter, (iii) EMC’s completion of, and satisfaction with the results of its due diligence with respect to the business, management, prospects, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries and the tax, accounting, legal, regulatory and other issues relevant to the Company; provided that such diligence shall be completed on or before April 15, 2009, and (iv) EMC not becoming aware after the date hereof of any new or inconsistent information or other matter not previously disclosed to us relating to the Company or the transactions contemplated by this Commitment Letter which EMC, in its reasonable judgment, deems material and adverse relative to the information or other matters disclosed to EMC prior to the date hereof.

The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Term Facility, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents. The Loan Documents shall include, in addition, provisions that are customary or typical for financings of this type. It is our intention to structure the Loan Documents so that the terms and conditions thereof allow the indebtedness thereunder to qualify as Permitted Refinancing Indebtedness.

Quantum Corporation

March 27, 2009

The Company represents and covenants that (i) all information (other than projections) provided directly or indirectly by the Company to EMC in connection with the transactions contemplated hereunder is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the projections that have been or will be made available to EMC by the Company have been and will be prepared in good faith based upon assumptions that are believed by the Company to be reasonable at the time made. You agree that if at any time prior to the Closing Date (as defined in Annex B), any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

The Company agrees to the provisions with respect to the indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

This Commitment Letter shall not be assignable by you without the prior written consent of EMC (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. EMC International may assign its commitment hereunder, in whole or in part, to any of its affiliates, and upon such assignment, EMC International shall be released from the portion of its commitment hereunder that has been assigned. This Commitment Letter (including the Annexes hereto) may not be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.

EMC hereby notifies the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it may be required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow EMC to identify the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for EMC.

Please note that this Commitment Letter and any written or oral advice provided by EMC in connection with this arrangement are exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except, after providing written notice to EMC, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee. In addition, we hereby consent to your disclosure of (i) this Commitment Letter and such advice to your officers, directors, agents and advisors who are directly involved in the consideration of the Term Facility to the extent such persons agree to hold the same in confidence and (ii) this Commitment Letter as required by applicable law (including the description of its terms in the offer to refinance the Existing Notes in a tender offer and the filing of this Commitment Letter as an exhibit to the Company’s Schedule TO for the tender offer) or compulsory legal process (in which case you agree to inform us promptly thereof). The provisions of this paragraph shall survive any termination or completion of the arrangement provided by this Commitment Letter.

EMC International’s commitment hereunder shall terminate upon the first to occur of (i) a material breach by the Company under this Commitment Letter and (ii) May 31, 2009 unless the closing of the Term Facility, on the terms and subject to the conditions contained herein, shall have been consummated on or before such date.

Quantum Corporation

March 27, 2009

In addition, please note that EMC and its affiliates do not provide accounting, tax or legal advice.

This Commitment Letter may be executed in any number of counterparts, each of which when executed shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is the only agreement that has been entered into among the parties hereto with respect to the Term Facility and sets forth the entire understanding of the parties with respect thereto and supersedes any prior written or oral agreements among the parties hereto with respect to the Term Facility.

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Quantum Corporation

March 27, 2009

Please confirm that the foregoing is in accordance with your understanding by signing and returning to EMC Corporation the enclosed copy of this Commitment Letter on or before the close of business on March 27, 2009, whereupon this Commitment Letter shall become a binding agreement between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.

Very truly yours,

EMC International Company

By:	/s/ PAUL T. DACIER
	Name:	Paul T. Dacier
	Title:	Director

ACCEPTED AS OF THE DATE ABOVE:

QUANTUM CORPORATION

By:	/s/ JON W. GACEK
	Name:	Jon W. Gacek
	Title:	Executive Vice President and Chief Financial Officer

Annex A

In the event that EMC becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders of the Company, in connection with or as a result of either the arrangement contemplated by this Commitment Letter or any matter referred to herein (the “Commitment Letter”), the Company periodically will reimburse EMC for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company also will indemnify and hold EMC harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either such arrangement or any matter referred to in the Commitment Letter, except to the extent that such have been found by a final, non-appealable judgment of a court that any such loss, claim, damage or liability results from the gross negligence or bad faith of EMC in performing the services that are the subject of the Commitment Letter. If for any reason the foregoing indemnification is unavailable to EMC or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by EMC as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its stockholders on the one hand and EMC on the other hand in the matters contemplated by the Commitment Letter as well as the relative fault of the Company and EMC with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of EMC and the directors, agents, employees and controlling persons (if any), as the case may be, of EMC and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, EMC, any such affiliate and any such person. The Company also agrees that neither any indemnified party nor any of such affiliates, directors, agents, employees or controlling persons shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company or any other person in connection with or as a result of either this arrangement or any matter referred to in the Commitment Letter except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company unless such have been found by a final, non-appealable judgment of a court to have resulted from the gross negligence or bad faith of such indemnified party in performing the services that are the subject of the Commitment Letter; provided, however, that in no event shall such indemnified party or such other parties have any liability for any indirect, consequential or punitive damages in connection with or as a result of such indemnified party’s or such other parties’ activities related to the Commitment Letter. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Commitment Letters is hereby waived by the parties hereto. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Commitment Letter, and this Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the laws of another jurisdiction. To the fullest extent permitted by applicable law, the Company hereby irrevocably submits to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Commitment Letter and irrevocably agree that all claims in respect of such suit, action or proceeding may be heard and determined in any such court.

Annex A-1

Annex B

Quantum Corporation

Summary of Terms and Conditions of the Term Facility

This Summary of Terms and Conditions outlines certain terms of the Term Facility referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Quantum Corporation, a Delaware corporation (the “Company”).

Guarantors:	None.

Use of Proceeds:	Exclusively to refinance up to $142 million aggregate principal amount of the Company’s existing 4.375% Convertible Subordinated Notes Due 2010 (the “Existing Notes”) issued on July 20, 2003.

Lender:	EMC International Company, an entity organized under the laws of the Republic of Ireland having its principal place of business in Bermuda, or its designee (the “Lender”).

Amount and Funding of Term Facility:	Up to $100,000,000 Term Loan Facility, available in a single draw on the Closing Date (the “Term Facility”).

Maturity Date:	The earliest to occur of (i) September 30, 2014, (ii) if there shall have occurred (A) any replacement, refunding (but not including any repayment in full of the Secured Obligations as described in clause (iii) below) or refinancing of the Company’s Senior Secured Credit Agreement dated as of July 12, 2007, among the Company, as the borrower, Credit Suisse, as the administrative agent and collateral agent, and the lenders party thereto (the “Existing Senior Secured Credit Agreement”), (B) any amendment or restatement increasing the interest rate or yield on the loans under the Existing Senior Credit Agreement by more than 2.00% or (C) any amendment or restatement having the effect of any of the foregoing or entered into in connection with any transfer of a substantial portion of the commitments or loans under the Existing Senior Credit Agreement in one transaction or a series of related transactions, the later of one day after such occurrence or August 1, 2010 or (iii) if the Secured Obligations (as defined in the Existing Senior Secured Credit Agreement) shall have been paid in full, the later of one day after such payment in full or August 1, 2010 (the “Maturity Date”); provided, however, that if the Maturity Date occurs pursuant to clause (iii) hereof, the Company may elect in its discretion, provided that no default under the Term Facility then exists, and subject to the representations and warranties set forth in the Loan Documents being true and correct as of such date and other customary closing conditions, instead of paying all amounts then due in cash, to issue Exchange Notes (having the terms described herein) in a principal amount equal to all amounts due under the Term Facility.

Closing Date:	The date on which all conditions to closing, including, without limitation, the conditions precedent listed on Annex C attached to the Commitment Letter, shall have been satisfied (the “Closing Date”); provided that the Lender shall have no obligation to close on the Term Facility if the Closing Date shall not have occurred prior to May 31, 2009.

Annex B-1

Interest Rate:	All amounts outstanding under the Term Facility shall bear interest at 12% per annum payable quarterly in arrears and computed on the basis of a 365/6-day year. At any time an event of default under the Term Facility has occurred and is continuing, amounts outstanding under the Term Facility shall bear interest at 14% per annum.

Ranking:	The obligations under the Loan Documents will constitute senior subordinated indebtedness of the Company, junior to the “Obligations” under the Existing Senior Secured Credit Agreement and senior to all other indebtedness of the Company. The obligations under the Loan Documents will not constitute “Designated Senior Indebtedness” (or any comparable term) with respect to any subordinated indebtedness of the Company.

Voluntary Prepayments:	To the extent not prohibited by the Existing Senior Secured Credit Agreement, the Company may, at its option, prepay the loan in whole at any time or in part from time to time, each such prepayment to be accompanied by all accrued and unpaid interest thereon.

Mandatory Prepayments:	To the extent not prohibited by the Existing Senior Secured Credit Agreement, in the event that a Fundamental Change (as defined in the Existing Notes indenture) shall occur at any time prior to the Maturity Date, the holders of any outstanding loans under the Term Facility shall have the right to require the Company to purchase for cash any such outstanding loans under the Term Facility at a price equal to the outstanding principal amount plus accrued and unpaid interest thereon.

Security:	The Term Facility will initially not be secured.

Representations and Warranties:	The Term Facility will contain such customary and appropriate representations and warranties by the Company as are usual and customary for financings of this kind and as are mutually acceptable to both the Lender and the Company.

Covenants:	The Term Facility will initially contain affirmative and negative covenants substantially the same as those in the Existing Notes indenture.

Events of Default:	The Term Facility will initially include events of default (and, as appropriate, grace periods) substantially the same as those in the Existing Notes indenture.

Terms of Exchange Notes:	In the event the Company issues Exchange Notes pursuant to the terms hereof (the “Exchange Notes”), such Exchange Notes shall have terms and conditions that are substantially the same as those set forth in the Term Facility, except for the following terms and conditions which shall be substantially the same as those set forth in the Existing Senior Secured Credit Agreement (i) a first priority security interest in all assets of the Company, including without limitation, all personal, real and mixed property of the Company, and a first priority security interest in 100% of the capital stock of each subsidiary of the Company and all intercompany debt, (ii) affirmative and negative covenants including those relating to Liens, Indebtedness, Investments, Fundamental Changes, Dispositions, Restricted Payments, changes in the nature of the Company’s business, transactions with Affiliates, burdensome agreements, Capital Expenditures, changes to organizational documents, accounting changes

Annex B-2

and prepayments of Indebtedness, but specifically excluding financial covenants and (iii) events of default including (a) payment defaults, (b) representations and warranties not true and correct, (c) covenant defaults, (d) cross-default to other material indebtedness, (e) bankruptcy of the Company or any of its subsidiaries, (f) defaults relating to guaranties and security agreements, (g) judgment defaults, (h) change of control or (i) loss of any material license, consent, registration or approval required under applicable law for the Company or any of its subsidiaries to operate (with customary cure periods), which is reasonably likely to have a material adverse effect. Capitalized terms in this term having the meanings assigned in the Existing Senior Credit Agreement.

Conditions to Closing:	The obligation of the Lender to make, or cause one of their respective affiliates to make, loans under the Term Facility will be subject to closing conditions deemed appropriate by the Lender for financings of this kind generally and for this transaction in particular, including, without limitation, the conditions precedent listed on Annex C attached to the Commitment Letter.

Assignments and Participations:	The Lender may assign all or a portion of its interests, rights and obligations under the Term Facility to any of its affiliates.

Taxes:	The Term Facility will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever.

Indemnity:	The Term Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Lender.

Governing Law and Jurisdiction:	The Term Facility will provide that the Company will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the documents related to the Term Facility.

Other Agreements:	Immediately prior to the entry into the definitive agreement with respect to the Term Facility, (i) the Third Amended and Restated Embedded Software License and Distribution Agreement by and between the Company and EMC Corporation (the “OEM Agreement”) shall remain in full force and effect and (ii) the Company and EMC Corporation will enter into a warrant agreement as contemplated by the OEM Agreement (the “Warrant Agreement”), on terms and conditions that are mutually acceptable to Lender and the Company.

The foregoing is intended to summarize certain basic terms of the Term Facility. It is not intended to be a definitive list of all of the requirements of the Lender in connection with the Term Facility.

Annex B-3

Annex C

Quantum Corporation

Summary of Conditions Precedent to the Facilities

This Summary of Conditions Precedent outlines certain of the conditions precedent to the Term Facility referred to in the Commitment Letter, of which this Annex C is a part. Certain capitalized terms used herein are defined in the Commitment Letter and Annex B thereto.

A. CONDITIONS PRECEDENT TO THE TERM FACILITY

1.	Discharge of Existing Notes. Concurrently with the funding of the Term Facility, indebtedness of the Company and its subsidiaries under such number of the Existing Notes that have an aggregate face value of $135 million shall have been repurchased and cancelled and all obligations of the Company to the holders thereof shall have been satisfied.

2.	Consents and Approvals. All governmental, shareholder and third-party approvals and consents which the Lender determines in its discretion to be necessary, desirable or advisable, in connection with the transactions contemplated by the Commitment Letter and the financing described therein shall have been received on terms and in a form satisfactory to the Lender and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority.

3.	Litigation, etc. There shall not exist any action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority (i) challenging or seeking damages or other relief in connection with the transactions contemplated hereby, (ii) seeking to enjoin or prevent the transactions contemplated hereby, (iii) that, in the opinion of the Lender, would otherwise materially and adversely affect any of the transactions contemplated hereby or (iv) that has or could have a material adverse effect on the Company or its subsidiaries or any of the transactions contemplated hereby.

4.	Material Adverse Effect. There shall not have been, since the date of the most recent audited financial statements furnished by the Company to the Lender, any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries.

5.	Funding Notice. The Lender shall have received not less than three business days’ prior written notice of the Closing Date.

6.	Customary Closing Documents. All documents required to be delivered under the definitive financing documents, including customary legal opinions, corporate records, documents from public officials and officers’ certificates (including as to the accuracy of the representations and warranties of the Company and the performance of all agreements and covenants set forth in the Loan Documents) and other information (including other information and documentation required by customer identification programs pursuant to the Patriot Act), shall have been delivered to the Lender.

7.	Solvency. The Lenders shall have received a certificate from the chief financial officer of the Company, in form and substance satisfactory to the Lender, supporting the conclusions that after giving effect to the transactions contemplated hereby, the Company will not be insolvent or be rendered insolvent by the indebtedness incurred in connection therewith, or be left with unreasonably small capital with which to engage in its businesses, or have incurred debts beyond its ability to pay such debts as they mature.

8.	Documentation. The Company shall have delivered to the Lender executed copies of the Loan Documents in form and substance mutually acceptable to the Lender and the Company.

9.	Warrant Agreement. The Company shall have delivered to the Lender an executed copy of the Warrant Agreement.

Annex C-1